UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               FRESH BRANDS, INC.
                                (Name of Issuer)

                     Common Stock, $0.05 Par Value Per Share
                         (Title of Class of Securities)

                                   35803U 10 8
                                 (CUSIP Number)

                                 FRESHGROUP, LLC
                            Attn: Mr. Fred Chikovsky
                         1720 Harrison Street, 7th Floor
                               Hollywood, FL 33020
                                 (954) 920-4438

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 25, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with request to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                  SCHEDULE 13D

CUSIP No. 35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            FRESHGROUP, LLC

2.    Check the Appropriate Box if a Member of a Group

            (a) |X| (b) |_|

3.    SEC Use Only

4.    Source of Funds

            OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

6.    Citizenship or Place of Organization

            Nevada

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power                 246,700

8.    Shared Voting Power               0

9.    Sole Dispositive Power            246,700

10.   Shared Dispositive Power          0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  246,700

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

13.   Percent of Class Represented by Amount in Row (11) 5.0%

14.   Type of Reporting Person

      OO

                                  SCHEDULE 13D

CUSIP No. 35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            DDM Management, Inc.

2.    Check the Appropriate Box if a Member of a Group

            (a) |X| (b) |_|

3.    SEC Use Only

4.    Source of Funds

            OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

6.    Citizenship or Place of Organization

            Florida

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power                 246,700

8.    Shared Voting Power               0

9.    Sole Dispositive Power            246,700

10.   Shared Dispositive Power          0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 246,700

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

13.   Percent of Class Represented by Amount in Row (11) 5.0%

14.   Type of Reporting Person

            OO

                                  SCHEDULE 13D

CUSIP No. 35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Fred Chikovsky

2.    Check the Appropriate Box if a Member of a Group

            (a) |X| (b) |_|

3.    SEC Use Only

4.    Source of Funds

            OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

6.    Citizenship or Place of Organization

            U.S

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power                 0

8.    Shared Voting Power               246,700

9.    Sole Dispositive Power            0

10.   Shared Dispositive Power          246,700

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 246,700

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

13.   Percent of Class Represented by Amount in Row (11) 5.0%

14.   Type of Reporting Person

            IN

                                  SCHEDULE 13D

CUSIP No. 35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Sara Chikovsky

2.    Check the Appropriate Box if a Member of a Group

            (a) |X| (b) |_|

3.    SEC Use Only

4.    Source of Funds

            OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

6.    Citizenship or Place of Organization

            U.S.

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power                 0

8.    Shared Voting Power               246,700

9.    Sole Dispositive Power            0

10.   Shared Dispositive Power          246,700

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares |X|

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person

            IN

                                  SCHEDULE 13D

CUSIP No. 35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            James Shapiro

2.    Check the Appropriate Box if a Member of a Group

            (a) |X| (b) |_|

3.    SEC Use Only

4.    Source of Funds

            OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

6.    Citizenship or Place of Organization

            U.S.

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power                 0

8.    Shared Voting Power               246,700

9.    Sole Dispositive Power            0

10.   Shared Dispositive Power          246,700

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 246,700

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

13.   Percent of Class Represented by Amount in Row (11) 5.0%

14.   Type of Reporting Person

            IN

                                  SCHEDULE 13D

CUSIP No. 35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            DDM OLDILTEX, L.P.

2.    Check the Appropriate Box if a Member of a Group

            (a) |X| (b) |_|

3.    SEC Use Only

4.    Source of Funds

            OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

6.    Citizenship or Place of Organization

            Nevada

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power                 0

8.    Shared Voting Power               246,700

9.    Sole Dispositive Power            0

10.   Shared Dispositive Power          246,700

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares |X|

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person

            PN

                                  SCHEDULE 13D

CUSIP No. 35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Ronald E. Temkin

14.   Check the Appropriate Box if a Member of a Group

            (a) |X| (b) |_|

15.   SEC Use Only

16.   Source of Funds

            OO

17. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

18.   Citizenship or Place of Organization

            U.S.

      Number of Shares Beneficially Owned by Each Reporting Person With:

19.   Sole Voting Power                 0

20.   Shared Voting Power               246,700

21.   Sole Dispositive Power            0

22.   Shared Dispositive Power          246,700

23.   Aggregate Amount Beneficially Owned by Each Reporting Person 0

24.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares |X|

25.   Percent of Class Represented by Amount in Row (11) 0%

26.   Type of Reporting Person

            IN

                                  SCHEDULE 13D

CUSIP No. 35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Mark J. Temkin

2.    Check the Appropriate Box if a Member of a Group

            (a) |X| (b) |_|

3.    SEC Use Only

4.    Source of Funds

            OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

6.    Citizenship or Place of Organization

            U.S.

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power                 0

8.    Shared Voting Power               246,700

9.    Sole Dispositive Power            0

10.   Shared Dispositive Power          246,700

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares |X|

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person

            IN

                                  SCHEDULE 13D

CUSIP No. 35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Michael Langone

2.    Check the Appropriate Box if a Member of a Group

            (a) |X| (b) |_|

3.    SEC Use Only

4.    Source of Funds

            OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

6.    Citizenship or Place of Organization

            U.S.

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power                 0

8.    Shared Voting Power               246,700

9.    Sole Dispositive Power            0

10.   Shared Dispositive Power          246,700

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares |X|

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person

            IN

                                  SCHEDULE 13D

CUSIP No. 35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Jeremy Goldstein

2.    Check the Appropriate Box if a Member of a Group

            (a) |X| (b) |_|

3.    SEC Use Only

4.    Source of Funds

            OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

6.    Citizenship or Place of Organization

            U.S.

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power                 0

8.    Shared Voting Power               246,700

9.    Sole Dispositive Power            0

10.   Shared Dispositive Power          246,700

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares |X|

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person

            IN

Item 1. Security and Issuer.

Name of Issuer and Address of Principal Executive Offices:

                  Fresh Brands, Inc.
                  2215 Union Avenue
                  Sheboygan, WI 53081

Security to Which This Statement Relates:

                  Common Stock, $0.05 Par Value

Item 2. Identity and Background.

(a)-(b).          FRESHGROUP, LLC
                  c/o Mr. Fred Chikovsky
                  1720 Harrison Street,
                  7th Floor Hollywood, FL 33020

                  DDM Management, Inc.
                  1720 Harrison Street, 7th Floor
                  Hollywood, FL  33020

                  Fred Chikovsky
                  1720 Harrison Street, 7th Floor
                  Hollywood, FL  33020

                  Sara Chikovsky
                  1720 Harrison Street, 7th Floor
                  Hollywood, FL  33020

                  James Shapiro
                  18146 Long Lake Drive
                  Boca Raton, FL  33496

                  DDM OLDILTEX, L.P.
                  18146 Long Lake Drive
                  Boca Raton, FL  33496

                  Ronald E. Temkin
                  616 Atlantic Shores Blvd., Suite A
                  Hallandale, FL  33009

                  Mark J. Temkin
                  7700 Bonhomme Ave., 7th Floor
                  Clayton, MO 63105

                  Michael Langone
                  1420 S. Federal Highway
                  Hollywood, FL 33020

                  Jeremy Goldstein
                  1405 W. 24th Street
                  Miami Beach, FL  33140

Each of the individuals and entities listed above is a member or manager, or an affiliate of a member or manager, of Fresh Group, LLC, a Nevada limited liability company (the "LLC"). The business of the LLC is to hold investment securities of Fresh Brands, Inc. (the "Issuer") . Mr. Shapiro is an affiliate of DDM OLDILTEX, L.P., a Nevada limited partnership which holds certain investment interests, including certain membership interests of the LLC. Messrs. Shapiro and Chikovsky are affiliates of DDM Management, Inc., which is the sole manager of the LLC (the "Manager"). All of the shares listed on the cover pages and in
Item 5 of this Schedule 13D are held by the LLC, and all voting and dispositive power over such shares is controlled by the Manager. Each member, in his or her capacity as such, disclaims beneficial ownership of the securities held by the LLC.

(c). The occupation or employment of each of the above referenced individuals is as follows:

      Fred Chikovsky - Attorney, 1720 Harrison Street, 7th Floor, Hollywood, FL 33020

      Sara Chikovsky- 1720 Harrison Street, 7th Floor, Hollywood, FL 33020

      James Shapiro - Attorney, 1720 Harrison Street, 7th Floor, Hollywood, FL 33020

      Ronald E. Temkin - Attorney, 616 Atlantic Shores Blvd., Suite A, Hallandale, FL 33009

      Mark J. Temkin - Attorney, Riezman Berger, P.C., 7700 Bonhomme Ave., 7th Floor, Clayton, MO 63105

      Michael Langone - Physician, Diplomat Orthopaedic Group, 1420 S. Federal Highway, Hollywood, FL 33020

      Jeremy Goldstein - Officer, Navitar, Inc., 200 Commerce Drive, Rochester, NY, 14623

(d) and (e). During the last five years, neither FRESHGROUP, LLC nor its Manager or any of its Members or above referenced affiliates have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Each of the Members is a U.S. citizen except for DDM OLDILTEX, L.P., which a limited partnership organized under Nevada law.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares listed in Item 5 of this Schedule 13D is $1,878,323.39. All such funds were contributed to the LLC by its Members.

Item 4. Purpose of the Transaction.

Except as set forth below, the purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, one or more of the Reporting Persons may pursue discussions with management of the Issuer to attempt to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons currently has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D, except that one or more of the Reporting Persons expects to request representation on the board of directors of the Issuer. Additionally, one or more of the Reporting Persons may also hold discussions with management of the Issuer regarding certain operational aspects of the Issuer's retail business, including the possibility of the Issuer and such Reporting Persons entering into agreements in connection with the leasing of real estate by the Issuer from the Reporting Persons (or their affiliates) for the purpose of the Issuer establishing additional retail locations, and agreements for advertising for one or more of the Issuer's retail locations. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of so doing.

Item 5. Interest in Securities of the Issuer.

(a). The LLC holds 246,700 shares of Common Stock of the Issuer. Based on information reported on the Issuer's Form 10-Q for the quarter ended October 9, 2004, such shares represent approximately 5.0% of the Issuer's issued and outstanding Common Stock. The Members, in their capacity as such, disclaim beneficial ownership of all such securities held by the LLC.

(b). The Manager of the LLC has sole voting and dispositive power over all of the shares held by the LLC. However, each Member (and the affiliates of each Member and the Manager) may be deemed to have shared voting and dispositive power over all shares held by the LLC.

(c). Except for the transactions listed below, neither the LLC nor any of its Members has engaged in any transactions within the past 60 days.

DATE/TYPE OF TRANSACTION               NO. OF SHARES           PRICE PER SHARE
------------------------               -------------           ---------------
11/26/04 Purchased                          2,200                   $7.55
11/29/04 Purchased                          1,100                    7.55
11/30/04 Purchased                          1,000                    7.55
12/02/04 Purchased                          1,900                    7.52
12/06/04 Purchased                          3,200                    7.56
12/07/04 Purchased                          2,000                    7.55
12/09/04 Purchased                         14,200                    7.66
12/16/04 Purchased                            500                    7.62
12/17/04 Purchased                          2,700                    7.62
12/20/04 Purchased                          2,100                    7.58
12/21/04 Purchased                         14,500                    7.55
12/30/04 Purchased                          7,500                    7.64
01/11/05 Purchased                          1,500                    7.59
01/21/05 Purchased                          5,500                    7.56
01/25/05 Purchased                          1,000                    7.49

(d). None.

(e). Not Applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to be Filed as Exhibits.

      EXHIBIT A - Joint Filing Agreement.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

      Date: February 1, 2005

                                        FRESHGROUP, LLC

                                        /s/ DDM Management, Inc.
                                        By: DDM Management, Inc.
                                        Its: Manager

                                        /s/ Fred Chikovsky
                                        By: Fred Chikovsky
                                        Its: President

                                        DDM MANAGEMENT, INC.

                                        /s/ Fred Chikovsky
                                        By: Fred Chikovsky
                                        Its: President

/s/ Fred Chikovsky                      /s/ James Shapiro
Fred Chikovsky                          James Shapiro

/s/ Sara Chikovsky                      /s/ DDM OLDILTEX, L.P.
Sara Chikovsky                          DDM OLDILTEX, L.P.
                                        By: J. S. Worldwide, Investments,
                                        Inc., a Delaware corporation
                                        Its: General Partner

/s/ Ronald E. Temkin                    /s/ James Shapiro
Ronald E. Temkin                        By: James Shapiro
                                        Its: President

/s/ Mark L. Temkin                      /s/ Jeremy Goldstein
Mark J. Temkin                          Jeremy Goldstein

/s/ Michael Langone
Michael Langone

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

      The  undersigned  acknowledge  and agree that the  foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 1, 2005

                                        FRESHGROUP, LLC

                                        /s/ DDM Management, Inc.
                                        ---------------------------------
                                        By: DDM Management, Inc.
                                        Its: Manager

                                        /s/ Fred Chikovsky
                                        ---------------------------------
                                        By: Fred Chikovsky
                                        Its: President

                                        DDM MANAGEMENT, INC.

                                        /s/ Fred Chikovsky
                                        ---------------------------------
                                        By: Fred Chikovsky
                                        Its: President

/s/ Fred Chikovsky                      /s/ James Shapiro
-------------------------------         ---------------------------------
Fred Chikovsky                          James Shapiro

/s/ Sara Chikovsky                      /s/ DDM OLDILTEX, L.P.
-------------------------------         ---------------------------------
Sara Chikovsky                          DDM OLDILTEX, L.P.
                                        By: J. S. Worldwide, Investments,
                                        Inc., a Delaware corporation
                                        Its: General Partner

/s/ Ronald E. Temkin                    /s/ James Shapiro
-------------------------------         ---------------------------------
Ronald E.  Temkin                       By: James Shapiro
                                        Its: President

/s/ Mark L. Temkin                      /s/ Jeremy Goldstein
-------------------------------         ---------------------------------
Mark J. Temkin                          Jeremy Goldstein

/s/ Michael Langone
-------------------------------
Michael Langone